UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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CONTENETS

On April 22, 2019, Itamar Medical, Inc., the wholly owned U.S. subsidiary of Itamar Medical Ltd. (the “Company” or “we”), entered into a new master products and services agreement with Kaiser Foundation Health Plan, Inc. ("Kaiser"), one of the largest medical insurers and hospital systems in the U.S. (the "Master Agreement" or "Agreement"). In the year ended December 31, 2018, Kaiser accounted for approximately 19% of our total revenues. There can be no assurance that Kaiser will continue to order our products in the same level or at all.

The Master Agreement, which replaces our current master products and services agreement with Kaiser, is essentially a framework agreement that allows Kaiser to place purchase orders for our products from time to time, with no minimum purchase requirements. Under the Agreement, we undertook to supply Kaiser and its affiliates with our products as well as offer maintenance services for the products supplied by us. The Agreement also contains provisions regarding (1) the pricing terms of the products and services offered by us to Kaiser, (2) payment terms, (3) the warranty we provide with respect to the supply of our products, including in case of product recalls, and (4) our undertaking to indemnify Kaiser in case that our products infringe upon the intellectual property rights of third parties.

Unless terminated earlier in accordance with its terms, the term of the Master Agreement is until March 31, 2022, and may be extended thereafter by prior notice from Kaiser, for two (2) additional one (1) year periods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.

By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: April 23, 2019